UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2017

Commission File Number: 001-34238

THE9 LIMITED

Building No. 3, 690 Bibo Road

Zhangjiang Hi-tech Park, Pudong New Area

Shanghai 201203, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED

By	:	/s/ Jun Zhu
Name	:	Jun Zhu
Title	:	Chairman and Chief Executive Officer

Date: January 5, 2017

Exhibit Index

Exhibit 99.1—Press Release

Exhibit 99.1

The9 Limited Selects Grant Thornton as its Independent Registered Public Accounting Firm

Shanghai, China – December 5, 2016. The9 Limited (NASDAQ: NCTY) (“The9” or the “Company”), an online game operator and developer in China, today announced that the Audit Committee of its Board of Directors has engaged the services of Grant Thornton as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016. Grant Thornton replaces the Company’s previous independent registered accountant, Deloitte Touche Tohmatsu Certified Public Accountants LLP (“Deloitte”), effective immediately.

During the two fiscal years ended December 31, 2014 and 2015, and the subsequent interim period through the date hereof, there were no (1) disagreements with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make references in connection with their opinion to the subject matter of the disagreement, or (2) reportable events. The audit reports of Deloitte on the Company’s consolidated financial statements for the fiscal years ended December 31, 2014 and 2015 did not contain any adverse opinion or disclaimer of opinion nor were they qualified or modified as to uncertainty, audit scope or accounting principle.

About The9 Limited

The9 Limited is an online game developer and operator in China. The9 Limited develops and operates, directly or through its affiliates, its proprietary MMO and mobile games including Firefall and Legend of Red Dragon. The9 Limited’s joint venture has obtained an exclusive license for publishing and operating CrossFire 2 in China. The9 Limited also engages in mobile advertising and mobile app education businesses. The9 Limited has formed a joint venture with Shanghai ZTE to develop and operate home entertainment set top box business.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, statements about the testing and launch schedule of the CrossFire brand new mobile game may constitute forward-looking statements. Statements that are not historical facts, including statements about The9 Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9 Limited’s ability to retain existing players and attract new players, The9 Limited’s ability to license, develop or acquire additional online games that are appealing to users, The9 Limited’s ability to anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9 Limited’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 Limited does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information, please contact:

Ms. Connie Sun

Investor Relations Specialist

The9 Limited

Tel: +86 (21) 5172-9990

Email: IR@corp.the9.com

Website: http://www.corp.the9.com/